BC FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2. Date of Material Change

The date of the material change is July 20, 2009.

3. News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: July 20, 2009

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX and via wire by CCN Matthews.

4. Summary of Material Change

Yukon-Nevada Gold Corp. announces the temporary discontinuance of operation of its roaster circuits at its Jerritt Canyon Mine, Nevada.

5. Full Description of Material Change

The Company announces the granting of incentive stock options to certain of the Company's directors, officers and employees to purchase up to 20,000,000 common shares. The options will be granted for a period of five (5) years, commencing on July 17, 2009, at $0.125 per share.

The granting of the said options is subject to acceptance by the applicable securities regulatory authorities and, if applicable, ratification by the shareholders of the Company.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8. Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name: Robert F. Baldock, President and CEO
Bus. Tel: (604) 688-9427

9. Date of Report

Dated at Vancouver, British Columbia , this 21st day of July, 2009.

“Robert F. Baldock”
Robert F. Baldock, President and CEO